# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stardust Power Inc., CIK 0001831979
CUSIP: 854936101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15 E. Putnam Ave, Suite 378, Greenwich,, Connecticut (CT), 06830
Date of event which requires filing of this statement: 12/27/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-22-007640
Filed by CIK 0001831969

## Reporting persons
- Global Partner Sponsor II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Stardust Power Inc.
Address of issuer's principal executive offices: 15 E. Putnam Ave, Suite 378 Greenwich, CT 06830

## Item 2. Person Filing
Name of person filing: Global Partner Sponsor II LLC
Address of principal business office or, if none, residence:
C/o Global Partner Sponsor II LLC
200 Park Avenue, 32nd Floor
New York, NY 10166
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

The filing of this statement on Schedule 13G shall not be construed as an admission that any of the foregoing individuals are the beneficial owners of any of the securities reported herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Global Partner Sponsor II LLC: /s/ Jarett Goldman, Jarett Goldman / Manager (12/30/2024)